EXHIBIT 99.1

NXT Energy Solutions Announces First Quarter

2025 Results and Investor Conference Call

CALGARY, AB, May 8, 2025 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) today announced the Company's financial and operating results for the quarter ended March 31, 2025 .  All dollar amounts herein are in Canadian Dollars, unless otherwise identified.

Bruce G. Wilcox, CEO of NXT, commented,  “Our SFD® surveys are reflected in positive first quarter financial results.  We have booked surveys for the remainder of 2025 and are working on contract bookings for the first and second quarter of 2026 reflecting increased interest in using SFD® to enhance exploration achieving greater effectiveness and associated reductions of time and expense.  We look forward to the impact of these activities upon future financials, and continue forward on our efforts to deliver meaningful shareholder value through strong fundamentals. ”

Key financial and operational highlights during the first quarter of 2025 are summarized below:

•	the Company completed data acquisition of the SFD® survey flown for its Strategic Alliance Partner, Synergy E&P Limited (“Synergy”);
•	the Company recorded SFD®-related revenues of approximately $12.46 million for Q1-25 versus $0.60 million for Q1-24;
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a net income of $7.68 million was recorded for Q1-25, including stock-based compensation expenses(“SBCE”), amortization expenses and remeasurement gain, all totaling approximately $1.35 million. This compares favourably to a net loss of $1.79 million recorded for Q1-24, including SBCE and amortization expenses totaling approximately $0.49 million;

•	net income per share for Q1-25 was $0.10 per share (basic) and $0.08 per share (diluted), as compared to a net loss per common share for Q1-24 of $0.02 per share (basic) and $0.02 per share (diluted);
•	cash flow provided by operating activities was approximately $1.47 million during Q1-25, compared to $0.59 million used by operating activities in Q1-24;
•	cash and short-term investments as at March 31, 2025 were approximately $2.03 million;
•	net working capital was approximately $0.61 million as at March 31, 2025, versus approximately negative $6.68 million at December 31, 2024; and
•	general and administrative expenses increased by approximately $0.09 million (9%) in Q1-25 as compared to Q1-24.

After March 31, 2025,  the Company entered into a new contract with Synergy to provide an SFD® survey for an oil and gas exploration company in Africa to begin in the third quarter of 2025. We  express our gratitude to our strategic partner, Dr. Daere Akobo, CEO of Synergy, for his leadership and mentoring.

Summary highlights of NXT's first quarter 2025 financial statements (with comparative figures to 2024) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's March 31, 2025 unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis ("MD&A).

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(All in Canadian $)	Q1-25	Q1-24
Operating results:
SFD®-related revenues	$12,464,071	$602,072
SFD®-related costs, net	2,331,830	730,520
General & administrative expenses	1,108,367	1,021,306
Amortization	476,897	440,564
Interest, foreign exchange, remeasurement loss, and other expenses	862,459	196,282
Net income (loss)	7,684,518	(1,786,600)

Income (loss) per common share:
Basic	$0.10	$(0.02)
Diluted	$0.08	$(0.02)
Common shares outstanding as at end of the period	79,455,385	78,121,746
Basic average of common shares outstanding	79,074,967	78,085,304
Diluted average of common shares outstanding	115,859,346	78,085,304

Cash provided by (used in):
Operating activities	$1,474,971	$(593,766)
Financing activities	(147,223)	741,783
Investing activities	(245,133)	(24,102)
Effect of foreign rate changes on cash	4,347	6,994
Net cash inflow	1,086,962	130,909
Cash and cash equivalents, beginning of the period	730,395	401,713
Cash and cash equivalents, end of the period	1,817,357	532,622
Total cash and short-term investments	2,033,186	532,622
Net working capital balance	612,458	(2,635,446)

NXT's first quarter 2025 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Investor Conference Call:

Date:	Wednesday May 14, 2025
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
Participants call:	1-800-806-5484
Conference ID:	5496298#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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Contact Information

For investor and media inquiries please contact:

Michael Baker

Investor Relations

302, 3320 – 17th AVE SW

Calgary, AB, T3E 0B4

+1 403 264 7020

nxt_info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “schedule”, “intend”, “propose” or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the booking of SFD® surveys for 2025 and 2026., the positive financial impact of SFD® surveys in 2025 and 2026, and NXT's new business growth strategy of generating diversified revenue.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024 and MD&A for the three months ended March 31, 2025, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (“SEDAR+”) located at www.sedarplus.ca.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled “Non-GAAP Measures” in NXT’s MD&A for the three months ended March 31, 2025 which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three months ended March 31, 2025, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca.

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